Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES PROPOSED TERMS OF $300,000,000

SUBSTANTIAL ISSUER BID

Valcourt, Quebec, June 11, 2019 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today announced the proposed terms of its previously announced substantial issuer bid (the “Offer”) pursuant to which BRP plans to offer to purchase for cancellation up to $300 million of its subordinate voting shares (the “Shares”). All dollar amounts are in Canadian dollars.

Subject to obtaining the necessary exemptive relief under applicable securities laws in the United States and Canada, the Offer will proceed by way of a combination of a “modified Dutch auction” and a proportionate tender. Holders of Shares and multiple voting shares wishing to tender to the Offer will be entitled to do so pursuant to: (i) auction tenders in which they will specify the number of Shares being tendered at a price of not less than $44.00 and not more than $52.00 per Share in increments of $0.10 per Share, (ii) purchase price tenders in which they will not specify a price per Share, but will rather agree to have a specified number of Shares purchased at the purchase price to be determined by auction tenders, or (iii) proportionate tenders in which they will agree to sell, at the purchase price to be determined by auction tenders, a number of Shares that will result in them maintaining their proportionate equity ownership in BRP following completion of the Offer. Shareholders who validly deposit Shares or multiple voting shares without specifying the method in which they are tendering such shares will be deemed to have made a purchase price tender.

Holders of multiple voting shares will be entitled to participate in the Offer. Multiple voting shares taken up by BRP will be converted into Shares on a one-for-one basis immediately prior to take up. Beaudier Inc., 4338618 Canada Inc. and Bain Capital Luxembourg Investments S.à r.l., which collectively hold approximately 51.1% of BRP’s issued and outstanding Shares and multiple voting shares, have advised BRP that they will make proportionate tenders in connection with the Offer in order to maintain their proportionate equity ownership in BRP following completion of the Offer.

As of today, BRP had 42,313,759 Shares and 54,101,384 multiple voting shares issued and outstanding.

The purchase price to be paid by BRP for each validly deposited Share will be determined upon expiry of the Offer and will be based on the number of Shares validly deposited pursuant to auction tenders and purchase price tenders, and the prices specified by shareholders making auction tenders. As a result, BRP’s shareholders other than Beaudier Inc., 4338618 Canada Inc., Bain Capital Luxembourg Investments S.à r.l. and shareholders who make a Proportionate Tender will set the purchase price for the Offer. The purchase price will be the lowest price (which will not be more than $52.00 per Share and not less than $44.00 per Share) which enables BRP to purchase Shares up to the maximum amount available for auction tenders and purchase price tenders, determined in accordance with the terms of the Offer. Shares deposited at or below the purchase price as finally determined by BRP will be purchased at such purchase price. Shares that will not be taken up in connection with the Offer, including Shares deposited pursuant to auction tenders at prices above the purchase price, will be returned to the shareholders.

If the aggregate purchase price for Shares validly tendered pursuant to auction tenders and purchase price tenders is greater than the amount available for auction tenders and purchase price tenders (after taking into consideration the proportionate tenders), BRP will purchase Shares from the holders of Shares who made purchase price tenders or tendered at or below the purchase price as finally determined by BRP on a pro rata basis, except that “odd lot” holders (being holders of less than 100 Shares) will not be subject to proration.

Subject to obtaining the necessary exemptive relief under applicable securities laws in the United States and Canada, BRP expects to mail the formal offer to purchase, issuer bid circular, letter of transmittal, notice of guaranteed delivery and other related documents (the “Offer Documents”) containing the terms and conditions of the Offer, instructions for tendering Shares or multiple voting shares, and the factors considered by BRP, its Special Committee and its Board of Directors in making its decision to approve the Offer, among other things, within approximately one week. The Offer Documents will be filed with the applicable securities regulators in the United States and Canada, and will be available free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.com. Shareholders should carefully read the Offer Documents prior to making a decision with respect to the Offer.

The Offer will not be conditional upon any minimum number of Shares being tendered. The Offer will, however, be subject to other conditions and BRP will reserve the right, subject to applicable laws, to withdraw or amend the Offer, if, at any time prior to the payment of deposited Shares, certain events occur.

BRP’s Board of Directors has approved the making of the Offer and the purchase price for Shares upon the recommendation of its Special Committee. However, none of BRP, its Special Committee or its Board of Directors, the dealer manager or the depositary makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any Shares under the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares or multiple voting shares under the Offer and, if so, how many such shares to deposit and at what price or prices.

The Offer referred to in this news release has not yet commenced. This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell BRP’s shares. The solicitation and the offer to buy the Shares will only be made pursuant to Offer Documents to be filed with the applicable securities regulators in Canada and the United States and remains subject to obtaining the necessary exemptive relief under applicable securities laws in the United States and Canada. The Offer will be optional for all shareholders, who will be free to choose whether to participate, how many Shares or multiple voting shares to tender and, in the case of auction tenders, at what price to tender within the specified range. Any shareholder who does not deposit any Shares (or whose Shares are not repurchased under the Offer) will realize a proportionate increase in equity interest in BRP, to the extent that Shares are purchased under the Offer.

BRP has retained RBC Capital Markets to act as financial advisor and dealer manager in connection with the Offer and Computershare Trust Company of Canada (“Computershare”) to act as depositary. Any questions or requests for information may be directed to Computershare, as the depositary for the Offer, at 1-800-564-6253 (Toll Free – North America) or 1-514-982-7888 (outside North America) or to RBC Capital Markets, as dealer manager for the Offer, at 1-855-214-1269 (Toll Free).

About BRP

We are a global leader in the world of powersports vehicles and propulsion systems built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of $5.2 billion from over 120 countries, our global workforce is made approximately of 12,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including BRP’s intention to undertake a substantial issuer bid and the terms thereof (including the maximum dollar value of Shares that BRP may purchase under the Offer, the timing for launch and completion of the Offer and the price range within which BRP will repurchase shares under the Offer) and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific, including that BRP may not receive the necessary exemptive relief to proceed with the Offer under applicable securities laws in the United States and Canada on the timeline anticipated, or at all. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP or the powersports or marine industry to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in the Offer and in BRP’s annual information form dated March 21, 2019.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Manager Treasury and Investor Relations
Tel.: 514.732.7092	Tel.: 450.532.6462
medias@brp.com	philippe.deschenes@brp.com